Filed Pursuant to Rule 424(b)(3)
Registration No. 333-132676

PROSPECTUS

BIOSPHERE MEDICAL, INC.

2,075,000 SHARES OF COMMON STOCK

This prospectus relates to resales of shares of common stock previously issued by BioSphere Medical, Inc. to certain investors in connection with a private placement that closed on February 22, 2006. As part of the private placement, we entered into an agreement with the selling stockholders with respect to the registration of the shares of our common stock that we issued and sold to the selling stockholders.

We will not receive any proceeds from the sale of the shares.

The selling stockholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

Our common stock is traded on the NASDAQ National Market under the symbol “BSMD.”  On April 3, 2006, the closing sale price of the common stock on NASDAQ was $7.52 per share. You are urged to obtain current market quotations for the common stock.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 3, 2006.

We were incorporated in Delaware in 1993. Our principal executive offices are located at 1050 Hingham Street, Rockland, MA 02370, our telephone number is (781) 681-7900 and our Internet address is www.biospheremed.com. The information on our Internet website is not incorporated by reference in this prospectus. Unless the context otherwise requires references in this prospectus to “BioSphere,” “we,” “us,” and “our” refer to BioSphere Medical, Inc. and our subsidiaries.

We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

PROSPECTUS SUMMARY

This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.”

BIOSPHERE MEDICAL, INC.

We develop, manufacture and market products for medical applications using embolotherapy techniques. Our core technologies, consisting of patented bioengineered polymers and manufacturing methods, are used to produce miniature spherical beads with unique properties for a variety of applications. Embolotherapy works by reducing blood flow to targeted areas of the body. The procedure is performed by injecting particles through a catheter into the blood vessels that feed these target areas. By selectively blocking the target tissue’s blood supply, the deprived tissue will either become destroyed or devitalized, resulting in therapeutic benefit.

We generate revenues primarily from product sales of our Embosphere® Microspheres in North America and the European Union. We also generate revenues from product sales in other geographic territories including the Middle East, Africa, South America, and Asia. Product revenues also include the sale of accessory embolotherapy devices such as our EmboCath® Infusion Catheter and our Segway® Guidewire, as well as our other non-embolotherapy products, including barium delivery kits, and other ancillary medical devices sold exclusively in Europe. We currently derive a majority of our revenues in the United States and the European Union from the sale of Embosphere Microspheres for use in uterine fibroid embolization, or UFE.

Our principal focus is on growing our Embosphere Microsphere and accessory embolotherapy device business worldwide, specifically for the UFE procedure, which we believe will be a key driver to our success. Our marketing strategy is to promote the UFE procedure for patients suffering with uterine fibroids through our ask4UFE™ awareness and education program and also to specifically promote our Embosphere Microspheres as the treatment of choice for the UFE procedure. Our success will depend upon the continued acceptance by the medical community, patients and third party payers of the UFE procedure, and our Embosphere Microsphere product and our other products, as safe, medically therapeutic and cost effective.

THE OFFERING

Common stock offered by selling stockholders	2,075,000 shares
Use of proceeds	BioSphere Medical, Inc. will not receive any proceeds from the sale of shares in this offering. For more information, see “Use of Proceeds” on page 19.
NASDAQ National Market symbol	BSMD

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before purchasing our common stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock.

Risks Relating to Our Future Profitability, Our Financial Results and Need For Financing

Because we have a history of losses and our future profitability is uncertain, our common stock is a speculative investment.

We have incurred operating losses since our inception and, as of December 31, 2005, had an accumulated deficit of approximately $78.80 million. We expect to spend substantial funds to continue research and product testing, to maintain sales, marketing, quality control, regulatory, manufacturing and administrative capabilities and for other general corporate purposes. We expect to continue to incur operating losses in 2006, as we continue our research, development and commercialization efforts.

We may never become profitable. If we do become profitable, we may not remain profitable on a continuing basis. Our failure to become and remain profitable would depress the market price of our common stock and impair our ability to raise capital and expand, diversify or continue our operations.

We will continue to need additional funds, and if additional capital is not available, we may have to limit, scale back or cease our operations.

We believe that our existing cash and other working capital (including the proceeds from our recent sale of securities in February 2006), together with anticipated proceeds from sales of our products will be sufficient to fund our operating and capital requirements, as currently planned through 2007.

Our currently planned operating and capital requirements primarily include the need for working capital to:

•     produce and manufacture our products;

•     support our sales and marketing efforts for our Embosphere Microsphere products for UFE and other indications, as well as our other products for sale;

•     support our research and development activities; and

•     fund our general and administrative costs and expenses.

However, our cash requirements may vary materially from those now planned due to a number of factors, including, without limitation, the amount of revenues we generate from sales of our products, in particular from the use of our Embosphere Microspheres for UFE; changes in our UFE regulatory and marketing programs; anticipated research and development efforts; cost and time involved in preclinical and clinical testing; costs resulting from changes in the focus and direction of our research and development programs; competitive advances that make it harder for us to market and sell our products; the timing and cost of FDA regulatory review; and the market’s acceptance of any approved products.

We also expect to incur additional costs related to ongoing research and development activities, preclinical studies, clinical trials, the expansion of our manufacturing, laboratory and administrative functions, as well as costs relating to further market development and commercialization efforts. We may also need additional funds for possible strategic acquisitions of synergistic businesses, products and/or technologies. If adequate funds are not available, we may be required to delay, scale back or eliminate some of our research, development, sales and marketing initiatives, which would have a material adverse effect on our business, results of operations and ability to achieve profitability.

We may need to raise additional funds to develop and commercialize our new products successfully. If we cannot fund these new products through cash generated from existing operations and cannot raise more funds, we could be required to reduce our capital expenditures, scale back our product development, reduce our workforce and license to others products or technologies that we otherwise would seek to commercialize ourselves. Although we may seek additional funding through collaborative arrangements, borrowing money or the sale of additional equity securities, we may not receive additional funding on reasonable terms, or at all. Any sales of additional shares of our capital stock are likely to dilute our existing stockholders.

Further, if we issue additional equity securities, the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. Alternatively, we may borrow money from commercial lenders, possibly at high interest rates, which will increase the risk of your investment in us.

If operating results fluctuate significantly from quarter to quarter, then our stock price may decline.

Our operating results could fluctuate significantly from quarter to quarter. These fluctuations may be due to a number of factors, including:

•     the timing and volume of customer orders for our products;

•     procedure cancellations;

•     introduction or announcement of competitive products;

•     regulatory approvals;

•     product recalls;

•     turnover in our direct sales force;

•     timing and amount of expenses;

•     reductions in orders by our distributors;

•     effectiveness of new marketing and sales program;

•     changes in management;

•     negative publicity; and

•     general economic conditions.

Due to these fluctuations, our operating results in some quarters may not meet the expectations of our investors. In that case, our stock price may decline.

In addition, a large portion of our expenses, including expenses for facilities, equipment and personnel, are relatively fixed. Accordingly, if our revenues decline or do not grow as much as we anticipate, we might not be able to improve our operating margins.

Failure to achieve anticipated levels of revenues could therefore significantly harm our operating results for a particular fiscal period.

Risks Relating to Our Industry, Business and Strategy

If we do not achieve widespread market acceptance of our microsphere products, our business prospects will be seriously harmed.

Our microspheres are based on new technologies and therapeutic approaches. In the United States, we began selling our microsphere product in the first half of 2000. In November 2002, we received FDA clearance to market our Embosphere Microspheres in the United States for specific use in the embolization of uterine fibroids. Our success will depend upon increasing acceptance by the medical community, patients and third-party payers that our Embosphere Microspheres and other products are medically therapeutic and cost effective. Our embolotherapy techniques are administered by interventional radiologists. To date we have not achieved widespread market acceptance of our Embosphere Microspheres or other products. In the treatment of uterine fibroids using UFE, we believe that we have not yet achieved widespread acceptance primarily because obstetrics and gynecology physicians may elect to offer and provide other forms of treatment to their patients with uterine fibroids that do not require a referral to another specialist, such as an interventional radiologist. The majority of our revenues are from the sale of our EmboSphere Microsheres for UFE. Accordingly, our future success will depend upon obstetrics and gynecology physicians referring patients to interventional radiologists to receive treatment using our Embosphere Microspheres in lieu of, or in addition to, receiving other forms of treatment that the obstetrics and gynecology physicians can otherwise provide directly.

Negative publicity associated with any adverse medical effects attributed to embolization treatments generally, or our products specifically, may create the market perception that our products are unsafe. For example, patients commonly experience a day or two of post-procedure abdominal pain or cramping. Other infrequently occurring complications may include allergic reactions, rashes, early onset of menopause, infertility and infection that may, in some cases, require a hysterectomy. We are also aware that a small number of the patient population, which we believe constitutes approximately 2% of those receiving the UFE procedure using EmboGold Microspheres, reported a delayed onset of rash and/or pain.

If our microsphere products are not properly used or if the market concludes that our products are not safe or effective, our business could be adversely affected.

Our microspheres are designed to permanently occlude targeted blood vessels. There is some risk that some or all of the microspheres used in a medical procedure may travel in the blood system to sites other than the intended surgical site and occlude, or block, other blood vessels, resulting in the potential for significant adverse health effects on the patient or, in a worst case, even death. Moreover, to use our microspheres correctly for a particular medical procedure, trained physicians must select and use the proper size and quantity. A physician’s selection and use of the wrong size or quantity of our microspheres could potentially have significant adverse health effects on the patient, including death. It is necessary for us to educate physicians about the selection and use of the proper size and quantity of microspheres in patient therapy. In addition, there is only limited data concerning the long-term health effects on persons receiving embolotherapy using our microspheres. For example, the effect of UFE on continued fertility has not yet been specifically studied, and our FDA clearance for Embosphere Microspheres currently does not include women who desire future pregnancy.

If we are not able to successfully educate physicians to properly use our product, or if the market determines or concludes that any of our products are not safe or effective for any reason, we may be exposed to product liability claims, product recalls, fines or other penalties or enforcement actions by regulatory agencies and associated adverse publicity. For example, in September 2005, we were named as a defendant in a product liability lawsuit in which the defendant, a minor child, claims that he was rendered blind in both eyes as a result of the use of our Embosphere Microsphere product during a nasal angiofibroma embolization. See — “We may be exposed to product liability claims, and if we are unable to maintain adequate product liability insurance, then we may have to pay significant monetary damages in a successful product liability claim against us.”  While we have product liability insurance, we may not be able to maintain such insurance at favorable rates, or at all, and any successful judgments against us could exceed our coverage. In addition, we have provided to our customers a satisfaction guarantee that requires us to accept the return of any inventory and credit the entire amount of the original order if a properly trained customer is not satisfied with the performance of our microspheres or our delivery system products.

If we experience adverse publicity or are subject to product liability claims, excessive guarantee claims, recalls, fines and the like, we will be unable to achieve widespread market acceptance of our microsphere products and achieve profitability. For example, in March 2006, we announced that we had instituted a voluntary recall of our HepaSphere Microspheres in Europe and Japan to correct a packaging defect that we identified while conducting aging studies routinely performed on all of our product packaging. HepaSphere Microspheres are contained in a prefilled vial that is in turn packaged inside a paper pouch. We determined that a defect in the paper pouch may compromise the sterility of the outside of the vial. If the sterility of the outside of the vial is not maintained, there is the risk that a physician’s hands can become contaminated when handling the vial. Although we are not aware of any adverse events resulting from the defects in the paper packaging, our voluntary recall of this product could result in reputational harm or a perception that the product is not safe, either of which could adversely affect market acceptance of our microsphere products.

If we do not successfully market and promote our Embosphere Microspheres for use in uterine fibroid embolization, our product revenues will not increase.

In the first quarter of 2003, we launched our ask4UFE campaign to increase awareness among patients, referring physicians, interventional radiologists and third-party payers of UFE as an alternative treatment for fibroids. We believe the majority of our revenues in the United States for the two years ended December 31, 2005 were derived from the sale of Embosphere Microspheres for use in UFE. Although we believe that EmboGold Microspheres accounted for a significant portion of revenue, we currently do not intend to seek 510(k) clearance for use of EmboGold Microspheres in UFE. Because we do not intend to seek 510(k) clearance of EmboGold Microspheres, we believe that our future product revenues are substantially dependent on our ability to achieve widespread acceptance of the use of Embosphere Microspheres for the treatment of UFE, and if we do not achieve increased widespread acceptance, our product revenues, profitability and success will be adversely affected. We are continuing to market EmboGold Microspheres for use in hypervascularized tumors (other than uterine fibroids) and arteriovenous malformations. If we cease to market EmboGold Microspheres for any reason, we could incur substantial costs to write off and replace existing inventories. As of December 31, 2005, we had EmboGold inventory with a carrying value of $228,000, including in-process inventory of $144,000 and finished goods syringes of $84,000. We currently believe no provision for the write-off or replacement of EmboGold Microspheres inventory is required in the accompanying financial statements.

If we do not maintain our relationships with the healthcare community, our growth will be limited and our business could be harmed. If gynecologists, obstetricians, interventional radiologists and other healthcare providers do not recommend and endorse our products, our sales may decline or we may be unable to increase our sales and profits.

Our relationships with gynecologists, obstetricians, interventional  radiologists and other healthcare providers  are critical to our continued growth. We believe that these relationships are based on the quality of our products, our long-standing commitment to embolotherapy treatments, our marketing efforts and our presence at medical society and trade association meetings. Any actual or perceived diminution in our reputation or the quality of our products, or our failure or inability to maintain these other efforts could damage our current relationships, or prevent us from forming new relationships, with healthcare professionals and cause our growth to be limited and our business to be harmed.

In order for us to sell our products, healthcare professionals must recommend and endorse them. We may not obtain the necessary recommendations or endorsements from this community. Acceptance of our products depends on educating the medical community as to the distinctive characteristics, perceived benefits, safety, clinical efficacy and cost-effectiveness of our products compared to traditional methods of treatment and the products of our competitors, and on training healthcare professionals in the proper application of our products. If we are not successful in obtaining the recommendations or endorsements of gynecologists, obstetricians, interventional  radiologists and other healthcare professionals for our products, our sales may decline or we may be unable to increase our sales and profits.

If we experience delays, difficulties or unanticipated costs in establishing the sales, distribution and marketing capabilities necessary to successfully commercialize our products, we will have difficulty maintaining and increasing our sales.

We are continuing to develop sales, distribution and marketing capabilities in the United States, the European Union, Asia and in South America. In 2003, we began a marketing strategy to promote UFE awareness and the benefits of our product for the treatment of uterine fibroids. It will be expensive and time-consuming for us to develop a global marketing and sales force. Moreover, we may choose, or find it necessary, to enter into strategic collaborations to sell, market and distribute our products. We currently have a sales force of 18 persons located principally in the United States. Competition for skilled salespersons in the medical device industry is intense, and we may not be able to provide adequate incentive to maintain our sales force or to attract new sales personnel or to establish and maintain favorable distribution and marketing collaborations with other companies to promote our products. We have only limited sales and marketing experience both in the United States and internationally and may not be successful in developing and implementing our strategy. Among other things, we need to:

•       provide or assure that distributors provide the technical and educational support customers need to use our products successfully;

•       establish and implement successful sales and marketing and education programs that encourage our customers to purchase our products;

•       manage geographically dispersed operations; and

•       modify our products and marketing and sales programs for foreign markets.

We currently have distribution agreements with approximately 45 third-party distributors. Any third party with whom we have established a marketing and distribution relationship may not devote sufficient time to the marketing and sales of our products, thereby exposing us to potential expenses in terminating such distribution agreements. For example, our subsidiary, BioSphere Medical S.A., or BSMA, ended its distribution agreement with Terumo N.V. in 2002 in part because of Terumo’s failure to achieve sales forecasts agreed upon by the parties. As a result of subsequent litigation in December 2004, BSMA was required to pay Terumo approximately $784,000 in damages arising from such termination and incurred additional legal and administrative expenses incident to the legal proceeding. We and any of our third-party collaborators must also market our products in compliance with federal, state and local laws relating to the providing of incentives and inducements. Violation of these laws can result in substantial penalties. If we are unable to successfully motivate and expand our marketing and sales force and further develop our sales and marketing capabilities, or if our distributors fail to promote our products, we will have difficulty maintaining and increasing our sales.

We may be required to expend significant resources for research, development, testing and regulatory approval of our products under development, and these products may not be developed successfully.

We are developing and commercializing products for medical applications using embolotherapy techniques. Most of our next-generation embolotherapy product candidates, including MR-Embosphere Microspheres, EmboCath Plus Infusion Microcatheter and Sequitor Steerable Guidewire, are still in the early stages of research and development. Our products may not provide greater benefits than current treatments or products, or alternative treatments or products under development. All of our products under development will require significant additional research, development, engineering, preclinical and/or clinical testing, regulatory approval and a commitment of significant additional resources prior to their commercialization. Our potential products may not:

•       be developed successfully;

•       be proven safe and effective in clinical trials;

•       offer therapeutic or other improvements over current treatments and products;

•       meet applicable regulatory standards or receive regulatory approvals;

•       be capable of production in commercial quantities at acceptable costs; or

•       be successfully marketed.

If we do not develop and introduce new products, we may not achieve additional revenue opportunities.

We derived approximately 13% of our revenues for the period ended December 31, 2005 from the sale of nonstrategic medical products that we expect will constitute a less significant portion of our revenues on an ongoing basis. These nonstrategic medical products include barium delivery kits sold by us in the European Union, as well as other ancillary devices for hospital and physician use. In addition, we estimate that a significant portion of our revenues for the years ended December 31, 2005 and 2004 were derived from the sale of EmboGold Microspheres for UFE, an indication for which we do not have, and do not presently intend to seek, clearance from the FDA to market. We made the decision not to seek FDA clearance for our EmboGold Microsphere product because of reports that a small number of patients treated with UFE using EmboGold Microspheres, which we believe constitutes approximately 2% of the total number of patients receiving the procedure, reported a delayed onset of rash and/or pain. Accordingly, we need to develop and introduce new applications for our embolotherapy technology and pursue opportunities for microsphere technology in other medical applications. Any such new application for our embolotherapy technology or microsphere technology will be subject to a number of risks inherent in the development and commercialization of a medical device product, including uncertainties with respect to the successful completion of clinical trials, our ability to achieve and maintain, and our willingness to seek, required regulatory approvals and our ability to successfully commercialize, market and sell these new applications assuming FDA approval is achieved. If, as a result of these or other risks, we are not successful in developing new applications and products, we will not achieve new revenue opportunities.

We may be exposed to product liability claims, and if we are unable to obtain or maintain adequate product liability insurance, then we may have to pay significant monetary damages in a successful product liability claim against us.

The development and sale of medical devices entails an inherent risk of product liability. For example, if we are not able to successfully educate physicians to properly use our products, if patients experience adverse side effects in procedures in which our products are used, or if the market determines or concludes that any of our products are not safe or effective for any reason, we may be exposed to product liability claims. Although we maintain insurance, including product liability insurance, we cannot provide assurance that any claim that may be brought against us will not result in court judgments or settlements in amounts that are in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance.

In August 2005, we were named as a defendant in a lawsuit commenced in the Circuit Court, Twenty-Second Judicial Circuit, St. Louis, Missouri, which we refer to as the Pingel Claim. The lawsuit alleges, among other things, that a patient suffered permanent bilateral blindness as a result of the use of our Embosphere Microspheres in a juvenile nasal angiofibroma embolization. Plaintiffs seek compensatory and punitive damages. Although we currently maintain product liability insurance coverage for our products, including the Embosphere Microsphere product that is the subject of the Pingel claim, our existing insurance and any additional insurance we may subsequently obtain may not provide us with adequate coverage against all potential claims. For example, although our product liability insurer has agreed to vigorously defend us with regards to all of the counts set forth against us in the Pingel Claim, the insurer has advised us in writing that any verdict against us for punitive damages is specifically excluded from coverage. The insurer has also advised us that it does not waive any other defenses to coverage that may apply.

Any product liability claim brought against us, with or without merit, could result in the increase of our product liability insurance rates or the inability to secure additional insurance coverage in the future. A product liability claim, whether meritorious or not, could be time consuming, distracting and expensive to defend, could be harmful to our reputation, could result in a diversion of management and financial resources away from our primary business and could result in product recalls. In any such case, our business may suffer.

We have instituted a voluntary recall of our HepaSphere Microspheres product in the European Union and Japan, which may result in decreased market acceptance of this product and reputational harm, as well as hindering our ability to generate revenue from sales of the product.

On March 13, 2006, we announced that we have instituted a voluntary recall of our HepaSphere Microspheres in Europe and Japan to correct a packaging defect that we identified while conducting aging studies routinely performed on all of our product packaging. We received CE mark approval to sell HepaSphere Microspheres in the European Union in 2004 and commercial launch began in late 2005. We also have had limited sales of HepaSphere Microspheres in Japan under private import restrictions. HepaSphere Microspheres are contained in a prefilled vial that is in turn packaged inside a paper pouch. We determined that a defect in the paper pouch may compromise the sterility of the outside of the vial. If the sterility of the outside of the vial is not maintained, there is the risk that a physician’s hands can become contaminated when handling the vial. Although we are not aware of any adverse events resulting from the defects in the paper packaging, our voluntary recall of this product could result in reputational harm or a perception that the product is not safe, either of which could adversely affect market acceptance of our microsphere products and result in decreased sales. In addition, we may encounter unanticipated delays and expenses relating to correcting the packaging defect, which could adversely affect our operating results.

If we are not able to compete effectively, we may experience decreased demand for our products, which may result in price reductions.

We have many competitors in the United States and abroad, including medical device, biotechnology and other alternative therapeutic companies, universities and other private and public research institutions. We have experienced increased competition since receiving FDA approval for use of our Embosphere Microspheres for UFE. Our success depends upon our ability to develop and maintain a competitive position in both the embolotherapy and related delivery systems markets. Our key competitors in both the fields of embolotherapy and the delivery systems used in the UFE procedure are Angiodynamics Incorporated, Biocompatibles, Ltd., Boston Scientific Corporation, Cook Incorporated, Cordis Corporation, a Johnson and Johnson Company, Pfizer, Inc. and Terumo Corporation. These and many of our other competitors have greater capabilities, experience and financial resources than we do. As a result, they may develop products quicker or at less cost, that compete with our microsphere products and related delivery systems. In addition, we may experience decreased demand for our products if these or other competitors announce that they have begun to develop products that compete with our products. For example, in 2004, some of our competitors provided free or reduced-price samples of competing forms of microspheres for the treatment of medical procedures for which our Embosphere Microspheres are indicated. The availability of these free or reduced-price samples has had, and may continue to have, a material adverse effect on our product revenues, primarily due to a loss of market share for the sale of our products. Currently, the primary products with which our microspheres compete for some of our applications are spherical PVA, sold by Boston Scientific, Terumo and Biocompatibles, and gel foam, sold by Pfizer, and non-spherical PVA, sold by Angiodynamics, Boston Scientific and Cook. In addition, our competitors may develop technologies that render our products obsolete or otherwise noncompetitive.

We may not be able to improve our products or develop new products or technologies quickly enough to maintain a competitive position in our market and continue to commercially develop our business. Moreover, we may not be able to compete effectively, and competitive pressures may result in less demand for our products and impair our ability to become profitable.

In the treatment of symptomatic uterine fibroids, we also compete with obstetrics and gynecology physicians who elect to offer and provide other forms of treatment to their patients with uterine fibroids that do not require referral to another specialist.

If we fail to maintain, or in some instances obtain, an adequate level of reimbursement for our products by third-party payers, there may be no commercially viable markets for our products.

The availability and levels of reimbursement by governmental and other third-party payers affects the market for any medical device. We may not be able to sell our products profitably if reimbursement is unavailable or limited in scope or amount. Some insurance companies do not fully reimburse for embolization procedures. These third-party payers attempt to contain or reduce the costs of healthcare by challenging the prices that companies such as ours charge for medical products. In some foreign countries, particularly the countries of the European Union where our microsphere products are currently marketed and sold, the pricing of medical devices is subject to governmental control, and the prices charged for our products have in some instances been reduced as a result of these controls.

Initiatives to limit the growth of healthcare costs, including price regulation, are underway in the United States and other major healthcare markets. For example, these proposals include prescription drug benefit legislation recently enacted in the United States, and healthcare reform initiatives proposed in certain state and local jurisdictions and other countries. While these initiatives have in many cases related to pharmaceutical pricing, implementation of more sweeping healthcare reforms in significant markets may limit the price of, or the level at which reimbursement is provided for, our products and may influence a physician’s selection of products used to treat patients.

If we do not retain our senior management, other key employees, scientific collaborators and advisors, we may not be able to successfully implement our business strategy.

The loss of key members of our management team could harm us. We have recently experienced significant changes in management. In late 2004, Richard Faleschini, our president and chief executive officer, Gary M. Saxton, our executive vice president and chief operating officer, and Martin Joyce, our executive vice president and chief financial officer, joined our company. Our former president and chief executive officer only served as our president and chief executive officer for approximately 27 months; our former vice president of U.S. sales and marketing served as our vice president of U.S. sales for approximately 34 months; and our former vice president of research and development served for approximately five years. Our success is substantially dependent on our ability  to retain members of our senior management and other key employees. We do not carry key man life insurance on any of our executive officers or other personnel.

If we make any acquisitions, we will incur a variety of costs and may never successfully integrate the acquired business into ours.

We may attempt to acquire businesses, technologies, services or products that we believe are a strategic complement to our business model. We may encounter operating difficulties and expenditures relating to integrating an acquired business, technology, service or product. These acquisitions may also absorb significant management attention that would otherwise be available for ongoing development of our business. Moreover, we may never realize the anticipated benefits of any acquisition. We may also make dilutive issuances of equity securities, incur debt or experience a decrease in the cash available for our operations, or incur contingent liabilities in connection with any future acquisitions.

Because key stockholders beneficially own a significant amount of our common stock, they may be able to exert control over us.

As of March 1, 2006, Sepracor Inc., or Sepracor, and funds affiliated with Cerberus Capital Management, L.P., or Cerberus, beneficially owned approximately 23% and 14% of our outstanding common stock, respectively, including shares of common stock issuable upon the exercise of warrants and series A preferred stock held by these stockholders. Moreover, two of our directors are executive officers of Sepracor and we have granted board observation rights to Cerberus. Accordingly, Sepracor and Cerberus may have significant influence over corporate actions requiring stockholder approval, such as the election of directors, amendment of our charter documents and the approval of merger or significant asset sale transactions. In addition, the shares of our series A preferred stock held by Sepracor and Cerberus entitled them to certain voting rights in accordance with the terms and conditions of the series A preferred stock. Specifically, we will need the consent of holders of at least 50% of the series A preferred stock initially purchased by Sepracor and Cerberus to undertake certain key corporate actions, including the following:

•       amending our charter or bylaws in a manner that adversely affects the holders of series A preferred stock;

•       authorizing or issuing any equity security that is senior to or pari passu with the series A preferred stock; and

•       declaring or paying any dividends on, or redeeming or repurchasing any shares of, our capital stock, subject to customary exceptions.

The ownership concentration of Sepracor and Cerberus could cause the market price of our common stock to decline. In addition, conflicts of interest between these key stockholders and us may arise, including with respect to competitive business activities and control of our management and our affairs.

The holders of shares of our series A preferred stock have rights that could adversely affect an investment in our common stock.

The holders of our series A preferred stock have the right to an adjustment in the conversion rate of the series A preferred stock if we issue securities at a price below the purchase price paid by these holders. These provisions could substantially dilute stockholders’ interest in BioSphere in the event of future financing transactions. The holders of series A preferred stock also have the right to receive a 6% dividend per annum which, at our election, may be paid in cash or additional shares of series A preferred stock. To date all such dividend payments have been made in additional shares of series A preferred stock. If such dividends continue to be paid in stock, this dividend could also further dilute stockholders’ ownership interest. In addition, the holders of our series A preferred stock have the right to participate in future capital raising transactions by BioSphere. The existence of this right may reduce our ability to establish terms with respect to, or enter into, any financing with parties other than the investors.

In the event that we enter into an acquisition or business combination in which we sell all or substantially all of our assets or if there occurs a change of control of a majority of our common stock outstanding prior to such transaction, the holders of our series A preferred stock will have the right to receive, before any distributions or payments to the holders of our common stock, an amount in cash equal to their initial purchase price, $8,000,000, plus an amount equal to any accrued but unpaid dividends, and will then participate with the holders of the common stock on a pro rata basis with respect to the distribution of any remaining assets. The existence of this right may make it difficult for us to raise capital in financing transactions with third parties and will also result in holders of our common stock receiving less distributions or payments upon a change of control or asset sale than they would be entitled to receive if no preferential payments were required to be made to holders of our series A preferred stock.

Risks Relating to Regulatory Matters

If we do not obtain and maintain the regulatory approvals or clearances required to market and sell our products, then our business may be unsuccessful and the market price of our stock may decline.

We are subject to regulation by government agencies in the United States and abroad with respect to the manufacture, packaging, labeling, advertising, promotion, distribution and sale of our products. For example, our products are subject to approval or clearance by the FDA prior to commercial marketing in the United States. Similar regulations exist in most major foreign markets, including the European Union, Latin America and Asia. The process of obtaining necessary regulatory approvals and clearances will be time-consuming and expensive for us. If we do not receive required regulatory approval or clearance to market our products, or if any approvals or clearances we have received are revoked or terminated, we may not be able to develop and commercialize our products and become profitable, and the value of our common stock may decline.

We are also subject to numerous foreign regulatory requirements governing the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. The foreign regulatory approval process includes all of the risks associated with FDA approval described above, as well as risks attributable to the satisfaction of local regulations in foreign jurisdictions. Approval by the FDA does not assure approval by regulatory authorities outside the United States. Many foreign regulatory authorities, including those in major markets such as Japan and China, have different approval procedures than those required by the FDA and may impose additional testing requirements for our medical device candidates.

If the FDA or other regulatory agencies place restrictions on, or impose additional approval requirements with respect to, products we are then marketing, we may incur substantial additional costs and experience delays or difficulties in continuing to market and sell these products.

Even if the FDA grants us clearance with respect to marketing any product, it may place substantial restrictions on the indications for which we may market the product, which could result in lower revenues. The marketing claims we are permitted to make in labeling or advertising regarding our microspheres are limited to those consistent with any FDA clearance or approval. For example, because our EmboGold Microspheres are not cleared for use in UFE, we may not promote them for this use.

We may in the future make modifications to our microspheres or their labeling which we determine do not necessitate the filing of a new 510(k) notification. However, if the FDA does not agree with our determination, it will require us to make additional 510(k) filings for the modification, and we may be prohibited from marketing the modified product or the new claims until we obtain FDA clearance. Similarly, if we obtain premarket approval, we may not be able to make product or labeling changes until we get further FDA approval.

Even if we obtain the necessary FDA clearances or approvals, if we or our suppliers fail to comply with ongoing regulatory requirements our products could be subject to restrictions or withdrawal from the market.

We are subject to the Medical Device Reporting, or MDR, regulations that require us to report to the FDA if our products may have caused or contributed to patient death or serious injury, or if our device malfunctions and a recurrence of the malfunction would likely result in a death or serious injury. We must also file reports of device corrections and removals and adhere to the FDA’s rules on labeling and promotion. Our failure to comply with these or other applicable regulatory requirements could result in enforcement action by the FDA, which may include any of the following:

•       untitled letters, warning letters, fines, product seizures, injunctions and civil penalties;

•       administrative detention, which is the detention by the FDA of medical devices believed to be adulterated or misbranded;

•       customer notification, or FDA orders for repair, replacement or refund;

•       voluntary or mandatory recall or seizure of our products;

•       operating restrictions, partial suspension or total shutdown of production;

•       refusal to review premarket notification or premarket approval submissions;

•       rescission of a substantial equivalence order or suspension or withdrawal of a premarket approval; and

•       criminal prosecution.

If we are subject to an enforcement action, our ability to develop, market and sell our products successfully would be adversely affected, our reputation could be harmed and we may experience decreased market acceptance of our products.

We may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws and regulations and, if we are unable to fully comply with such laws, could face substantial penalties.

Our operations may be directly or indirectly affected by various broad state and federal healthcare fraud and abuse laws, including the federal Anti-Kickback Statute, which prohibit any person from knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, to induce or reward either the referral of an individual, or the furnishing or arranging for an item or service, for which payment may be made under federal healthcare programs, such as the Medicare and Medicaid programs. If our past or present operations are found to be in violation of these laws, we or our officers may be subject to civil or criminal penalties, including large monetary penalties, damages, fines, imprisonment and exclusion from Medicare and Medicaid program participation. If enforcement action were to occur, our business and financial condition would be harmed.

Risks Relating to Our Intellectual Property

If we are unable to obtain patent protection for our products, their competitive value could decline.

We may not obtain meaningful protection for our technology and products with the patents and patent applications that we own or license relating to our microsphere technology or other ancillary products. In particular, the patent rights we possess or are pursuing generally cover our technologies to varying degrees, and these rights may not prevent others from designing products similar to or otherwise competitive with our Embosphere Microspheres and other products we commercialize. To the extent that our competitors are able to design products competitive with ours, we may experience less market penetration with our products and, consequently, we may have decreased revenues.

We do not know whether competitors have similar U.S. patent applications on file, since U.S. patent applications filed before November 28, 2000 or for which no foreign patents will be sought are secret until issued, and applications filed after November 28, 2000 are published approximately 18 months after their earliest priority date. Consequently, the United States Patent and Trademark Office could initiate interference proceedings involving our owned or licensed U.S. patent applications or issued patents. Further, there is a substantial backlog of patent applications at the United States Patent and Trademark Office, and the approval or rejection of patent applications may take several years.

We require our employees, consultants and advisors to execute confidentiality agreements. However, we cannot guarantee that these agreements will provide us with adequate protection against improper use or disclosure of confidential information. In addition, in some situations, these agreements may conflict with, or be subject to, the rights of third parties with whom our employees, consultants or advisors have prior employment or consulting relationships. Further, others may independently develop substantially equivalent proprietary information and techniques, or otherwise gain access to our trade secrets. Our failure to protect our proprietary information and techniques may inhibit or limit our ability to exclude certain competitors from the market.

If we become involved in expensive patent litigation or other proceedings to enforce or defend our patent rights, we could incur substantial costs and expenses or substantial liability for damages or be required to stop our product development and commercialization efforts.

On January 13, 2005, we were notified of a proceeding brought before the European Patent Office on December 23, 2004 by Biocompatibles UK Limited challenging the patentability of the claims in our granted European Patent 1128816, which relates to certain PVA microspheres, their use in embolization and methods of manufacture related to such PVA microspheres. We are defending our European PVA patent in this proceeding. While we are not able to predict the outcome of this patent opposition proceeding, it will not impact our ability to sell our Embosphere products.

With the exception of the European Opposition proceeding just described, we are not currently involved in any other litigation or actions with third parties to enforce or defend our patent rights. However, in order to protect or enforce our patent rights, we may have to initiate legal proceedings against third parties, such as infringement suits or interference proceedings. By initiating legal proceedings to enforce our intellectual property rights, we may also provoke these third parties to assert claims against us and, as a result, our patents could be narrowed, invalidated or rendered unenforceable by a court.

Furthermore, we may be sued for infringing on the intellectual property rights of others. We may find it necessary, if threatened, to initiate a lawsuit seeking a declaration from a court regarding the proprietary rights of others. Intellectual property litigation is costly, and, even if we prevail, could divert management attention and resources away from our business.

The patent position of companies like ours generally is highly uncertain, involves complex legal and factual questions, and has recently been the subject of much litigation. We may not prevail in any patent-related proceeding. If we do not prevail in any litigation, we could be required to pay damages, stop the infringing activity, or obtain a license. Any required license might not be available to us on acceptable terms, or at all. In addition, some licenses may be nonexclusive, and therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around a patent, we may be prevented from selling some of our products, which could decrease our revenues.

If any of our licenses to use third-party technologies in our products are terminated, we may be unable to develop, market or sell our products.

We are dependent on various license agreements relating to each of our current and proposed products that give us rights under intellectual property rights of third parties. In particular, we have an agreement with L’Assistance Publique-Hopitaux De Paris, pursuant to which L’Assistance Publique-Hopitaux De Paris has granted us exclusive rights to use two jointly owned patents relating to Embosphere Microspheres. We also have an agreement with Dr. Shinichi Hori pursuant to which we have an exclusive royalty-bearing license to Japanese patent rights for our  HepaSphere Microsphere product. We also have an agreement with Archimmed SARL pursuant to which we have an exclusive royalty-bearing license to patent rights for our MR-Embosphere Microsphere product, which is in development. Each of these agreements can be terminated on short notice by the licensor if we default on our obligations under the license and fail to cure such default after notice is provided. These licenses impose commercialization, sublicensing, royalty, insurance and other obligations on us. Our failure, or any third party’s failure, to comply with the terms of any of these licenses could result in our losing our rights to the license, which could result in our being unable to develop, manufacture or sell products which contain the licensed technology.

Risks Relating to the Production and Supply of Our Products

If we experience manufacturing delays or interruptions in production, then we may experience customer dissatisfaction and our reputation could suffer.

If we fail to produce enough products at our own manufacturing facility or at a third-party manufacturing facility, we may be unable to deliver products to our customers on a timely basis, which could lead to customer dissatisfaction and could harm our reputation and ability to compete. We currently produce and package all of our microsphere products in one manufacturing facility in France. In the United States, we have engaged Radius Medical Technologies, Inc. to supply our guidewire product and Concert Medical to supply and package our catheter product. Either we or any third-party manufacturer would likely experience significant delays or cessation in producing our products if a labor strike, natural disaster, local or regional conflict or other supply disruption were to occur. If we are unable to manufacture and package our products at our facility in France, we may be required to enter into arrangements with one or more alternative contract manufacturing companies.

Even if we are able to identify alternative facilities to manufacture our products, if necessary, we may experience disruption in the supply of our products until such facilities are available. Although we believe we possess adequate insurance for damage to our property and the disruption of our business from casualties, such insurance may not be sufficient to cover all of our potential losses and may not be available to us on acceptable terms or at all. Our failure to deliver products on a timely basis could lead to customer dissatisfaction and damage our reputation. In addition, if we are required to depend on third-party manufacturers, our profit margins may be lower, which will make it more difficult for us to achieve profitability.

Medical device manufacturers must adhere to the Quality System Regulation, or QSR, 21 Code of Federal Regulation Part 820, which is enforced by the FDA through its inspection program. The manufacturers may not be able to comply or maintain compliance. If any third-party manufacturers we engage fail to comply, their noncompliance could significantly delay our receipt of new product premarket approvals or result in FDA enforcement action, including an embargo on imported devices. For a premarket approval device, if we change our manufacturing facility or switch to a third-party manufacturer, we will be required to submit a premarket approval application supplement before the change is implemented.

Because we rely on a limited number of suppliers, we may experience difficulty in meeting our customers’ demands for our products in a timely manner or within budget.

We currently purchase key components and services with respect to our microspheres, catheters and guidewires from approximately nine third-party vendors, including Radius, from whom we purchase guidewires for our Segway Guidewire product, and Concert Medical, from whom we purchase catheters for our EmboCath Infusion Catheters product. We generally do not have long-term agreements with any of our suppliers. Our reliance on our suppliers exposes us to risks, including:

•       the possibility that one or more of our suppliers could terminate their services at any time without penalty;

•       the potential inability of our suppliers to obtain required components;

•       the potential delays and expenses of seeking alternative sources of supply;

•       reduced control over pricing, quality and timely delivery due to difficulties in switching to alternative suppliers; and

•       the possibility that one or more of our suppliers could fail to be compliant with Quality System Regulations, 21 CFR Part 820.

Consequently, in the event that our suppliers delay or interrupt the supply of components for any reason, our ability to produce and supply our products could be impaired, which could lead to customer dissatisfaction and be harmful to our reputation.

Risks Relating to Our Foreign Operations

If we are unable to meet the operational, legal and financial challenges that we encounter in our international operations, we may not be able to grow our business.

Our worldwide manufacturing and European sales operations are currently conducted primarily through our French subsidiary. Furthermore, we currently derive a portion of our revenues from the sale of our microspheres and other products in the European Union. For the years ended December 31, 2005 and 2004, approximately 27% and 30%, respectively, of our revenues were derived from sales of our microspheres and other products in the European Union. We are increasingly subject to a number of challenges that specifically relate to our international business activities. Our international operations may not be successful if we are unable to meet and overcome these challenges, which would limit the growth of our business. These challenges include:

•       failure of local laws to provide the same degree of protection against infringement of our intellectual property;

•       protectionist laws and business practices that favor local competitors, which could slow our growth in international markets;

•       the requirement that we obtain regulatory approval or clearance in each country in which we choose to offer and sell our products;

•       in some jurisdictions, strict government regulated price controls;

•       complex reimbursement proedures;

•       potentially longer sales cycles to sell products, which could slow our revenue growth from international sales; and

•       potentially longer accounts receivable payment cycles and difficulties in collecting accounts receivable.

Because we translate foreign currency from international sales into U.S. dollars and are required to make foreign currency payments, we may incur losses due to fluctuations in foreign currency exchange rates.

A significant portion of our business is conducted in the European Union Euro. We recognize foreign currency gains or losses arising from our operations in the period incurred. As a result, currency fluctuations between the U.S. dollar and the currencies in which we do business will cause foreign currency translation gains and losses, which may cause fluctuations in our future operating results. We do not currently engage in foreign exchange hedging transactions to manage our foreign currency exposure.

Risk Relating to Our Stock Price

Because the market price of our stock is highly volatile, investments in our stock could rapidly lose their value and we may incur significant costs from class action litigation.

The market price of our stock is highly volatile. From January 1, 2004 through March 1, 2006, the price of our common stock has ranged from a low of $2.12 to a high of $9.43. As a result of this volatility, investments in our stock could rapidly lose their value. In addition, the stock market often experiences extreme price and volume fluctuations, which affect the market price of many medical device companies and which are often unrelated to the operating performance of these companies.

When the market price of a stock has been as volatile as our stock price has been, holders of that stock may institute securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit of this type against us, even if the lawsuit is without merit, we could incur substantial costs in defending the lawsuit. The lawsuit could also divert the time and attention of our management.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus includes and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included or incorporated in this prospectus regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included or incorporated in this prospectus, particularly under the heading “Risk Factors,” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the selling stockholders.

The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, NASDAQ listing fees and fees and expenses of our counsel and our auditors.

SELLING STOCKHOLDERS

We issued the shares of common stock covered by this prospectus in a private placement that closed on February 22, 2006. The following table sets forth, to our knowledge, certain information about the selling stockholders as of March 1, 2006.

We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders might not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below.

	Shares of Common Stock			Shares of Common Stock
	Beneficially Owned		Number of Shares	Beneficially Owned
	Prior to Offering		of Common Stock	after Offering
Name of Selling Stockholder	Number	Percentage(1)	Being Offered	Number	Percentage(1)
Broadfin Healthcare Fund, LP(2)	50,000	*	50,000	0	*
Clough Global Allocation Fund(3)	232,703	1.4	50,000	182,703	1.0
Clough Global Equity Fund(3)	221,100	1.3	100,000	121,100	*
Enable Growth Partners, LP(4)	73,000	*	73,000	0	*
Enable Opportunity Partners, LP(4)	12,000	*	12,000	0	*
Pierce Diversified Strategy Master Fund LLC(4)	15,000	*	15,000	0	*
Fidelity Select Portfolios: MedicalEquipment & Systems Portfolio(5)	455,284	2.6	150,000	305,284	1.8
Fidelity Select Portfolios: Pharmaceuticals Portfolio(5)	225,000	1.3	200,000	25,000	*
Iroquois Master Fund Ltd.(6)	25,000	*	25,000	0	*
Jennison Health Sciences Fund(7)	315,000	1.8	315,000	0	*
Pacific Select Fund, Health Sciences Portfolio(7)	45,000	*	45,000	0	*
Magnetar Capital Master Fund Ltd(8)	500,000	2.9	500,000	0	*
Meadowbrook Opportunity Fund LLC(9)	72,000	*	72,000	0	*
Nite Capital, L.P.(10)	29,000	*	29,000	0	*
Peter S. Lynch 1997 Charitable Lead Annuity Trust 3/27/96(11)	4,345	*	2,002	2,343	*
Peter S. Lynch 1997 Charitable Lead Unitrust 3/3/97(11)	4,347	*	2,003	2,344	*
Peter S. Lynch and Carolyn A. Lynch (WROS)(11)	43,090	*	19,528	23,562	*
Peter S. Lynch Children’s Trust U/A 3/8/88 FBO Anne C. Lynch(11)	4,347	*	2,003	2,344	*
Peter S. Lynch Children’s Trust U/A 3/8/88 FBO Elizabeth P. Lynch(11)	4,345	*	2,002	2,343	*
Peter S. Lynch Children’s Trust U/A 3/8/88 FBO Mary Esther Lynch(11)	4,347	*	2,003	2,344	*
Portolan Pilot Master Fund, Ltd(11)	154,182	*	66,244	87,938	*

The Lynch Foundation(11)	36,417	*	16,781	19,636	*
The Peter S. Lynch and Carolyn A. Lynch 1999 Unitrust(11)	24,268	*	13,434	10,834	*
SRB Greenway Capital (QP),L.P.(12)	120,200	*	120,200	0	*
SRB Greenway Capital, L.P.(12)	15,400	*	15,400	0	*
SRB Greenway Offshore Operating Fund, L.P.(12)	7,400	*	7,400	0	*
Westcliff Aggressive Growth, LP(13)	14,380	*	14,150	230	*
Westcliff Long/Short, LP(13)	25,850	*	25,420	430	*
Westcliff Master Fund, LP(13)	25,810	*	25,510	300	*
Westcliff Partners, LP(13)	23,430	*	23,030	400	*
Westcliff Small Cap Fund, LP (13)	12,090	*	11,890	200	*
Whitebox Intermarket Partners L.P.(14)	70,000	*	70,000	0	*

*                    Less than one percent.

(1)          Percentage of beneficial ownership is based on 17,231,505 shares of common stock issued and outstanding on March 1, 2006. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days March 1, 2006, are deemed outstanding for computing the percentage of the person holding such options or warrants, but are not deemed outstanding for computing the percentage for any other person.

(2)          Kevin Kotler maintains the power to vote or dispose of the shares held by Broadfin Healthcare Fund, LP.

(3)          Eric A. Brock maintains the power to vote or dispose of the shares held by Clough Global Allocation Fund and Clough Global Equity Fund.

(4)          Mitch Levine maintains the power to vote or dispose of the shares held by Enable Growth Partners, Enable Opportunity Partners and Pierce Diversified Strategy Master Fund LLC.

(5)          The entity is a registered investment fund (the “Fund”) advised by Fidelity Management & Research Company (“FMR Co.”), a registered investment adviser under the Investment Advisers Act of 1940, as amended. Edward C. Johnson 3d, FMR Corp., through its control of FMR Co., and the Fund each has the sole power to dispose of the shares owned by the Fund that are covered by this prospectus. Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fund, which power resides with the Fund’s Board of Trustees.

(6)          Joshua Silverman has voting and investment control over the shares held by Iroquois Master Fund Ltd. Mr. Silverman disclaims beneficial ownership of these shares.

(7)          Jennison Associates LLC (“Jennison”) serves as subadviser with power to direct investments and/or power to vote the shares owned by this entity, as well as shares owned by certain other clients and may be deemed to beneficially own the shares held by this entity. Jennison expressly disclaims ownership of such shares. Jennison is a wholly owned subsidiary of Prudential Financial, Inc., which is a publicly traded financial services company.

(8)          Alec Litowitz maintains the power to vote or dispose of the shares held by Magnetar Capital Master Fund, Ltd.

(9)          Michael Ragins maintains the power to vote or dispose of the shares held by Meadowbrook Opportunity Fund LLC.

(10)   Keith Goodman, Manager of the General Partner of Nite Capital, LP has voting and investment control of the shares owned by Nite Capital, LP. Mr. Goodman disclaims beneficial ownership of the shares owned by Nite Capital, LP.

(11)   George McCabe maintains the power to vote or dispose of the shares held by the Peter S. Lynch 1997 Charitable Lead Annuity Trust 3/27/96, the Peter S. Lynch 1997 Charitable Lead Unitrust 3/3/97, the Peter S. Lynch and Carolyn A. Lynch (WROS), the Peter S. Lynch Children’s Trust U/A 3/8/88 FBO Anne C. Lynch, the Peter S. Lynch Children’s Trust U/A 3/8/88 FBO Elizabeth P. Lynch, the Peter S. Lynch Children’s Trust U/A 3/8/88 FBO Mary Esther Lynch, the Portolan Pilot Master Fund, Ltd., The Lynch Foundation, and The Peter S. Lynch and Carolyn A. Lynch 1999 Unitrust.

(12)   Steven R. Becker maintains the power to vote or dispose of the shares held by SRB Greenway Capital (QP),L.P., SRB Greenway Capital, L.P., and SRB Greenway Offshore Operating Fund, L.P.

(13)   Richard S. Spencer III, in his capacity as managing member of Westcliff Capital Management, LLC, the general partner of Westcliff Aggressive Growth, L.P., Westcliff Long/Short, L.P., Westcliff Master Fund, L.P., Westcliff Partners, L.P. and Westcliff Small Cap Fund, L.P., holds the power to vote or dispose of the shares held by those entities. Mr. Spencer and Westcliff Capital Management, LLC each disclaims beneficial ownership as to those shares.

(14)   Andrew J. Redleaf maintains the power to vote or dispose of the shares held by Whitebox Intermarket Partners L.P.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•       ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

•       block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•       purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•       an exchange distribution in accordance with the rules of the applicable exchange;

•       privately negotiated transactions;

•       to cover short sales made after the date that this registration statement is declared effective by the Commission;

•       broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•       a combination of any such methods of sale; and

•       any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of our common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of our common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Upon our being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of our common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

•       the name of each such selling stockholder and of the participating broker-dealer(s);

•       the number of shares involved;

•       the price at which such the shares of our common stock were sold;

•       the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•       that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•       other facts material to the transaction.

In addition, upon our being notified in writing by a selling stockholder that a donee or pledgee intends to sell more than 500 shares of our common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The selling stockholders also may transfer the shares of our common stock in other circumstances, in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of the securities will be paid by the selling stockholder and/or the purchasers. Each selling stockholder has represented and warranted to us that it acquired the securities subject to this registration statement in the ordinary course of such selling stockholder’s business and, at the time of its purchase of such securities such selling stockholder had no agreements, plans or understandings, directly or indirectly, with any person to distribute any such securities.

Fidelity Select Portfolios: Medical Equipment & Systems Portfolio, Fidelity Select Portfolios: Pharmaceuticals Portfolio, the Peter S. Lynch 1997 Charitable Lead Annuity Trust 3/27/96, the Peter S. Lynch 1997 Charitable Lead Unitrust 3/3/97, the Peter S. Lynch and Carolyn A. Lynch (WROS), the Peter S. Lynch Children’s Trust U/A 3/8/88 FBO Anne C. Lynch, the Peter S. Lynch Children’s Trust U/A 3/8/88 FBO Elizabeth P. Lynch, the Peter S. Lynch Children’s Trust U/A 3/8/88 FBO Mary Esther Lynch, the Portolan Pilot Master Fund, Ltd., The Lynch Foundation, the Peter S. Lynch and Carolyn A. Lynch 1999 Unitrust, Enable Growth Partners, Enable Opportunity Partners and Pierce Diversified Strategy Master Fund LLC are affiliates of registered broker-dealers. Each of these selling stockholders has informed us that (1) such selling stockholder purchased the shares covered by this prospectus in the ordinary course of business, and (2) at the time the shares were purchased such selling stockholder had no agreements, plans or understandings, directly or indirectly, with any person to distribute the shares covered by this prospectus.

We have advised each selling stockholder that it may not use shares registered on this registration statement to cover short sales of our common stock made prior to the date on which this registration statement shall have been declared effective by the Commission. If a selling stockholder uses this prospectus for any sale of our common stock, it will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations promulgated under the Securities Act and Exchange Act, including, without limitation, Regulation M, as applicable to such selling stockholders in connection with resales of their respective shares under this registration statement.

We are required to pay all fees and expenses incident to the registration of the shares of common stock registered under this registration statement, but we will not receive any proceeds from the sale of the common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the shares offered by this prospectus has been passed upon by Wilmer Cutler Pickering Hale and Dorr LLP.

EXPERTS

The consolidated financial statements of BioSphere Medical, Inc. appearing in BioSphere Medical, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2005 have been audited by

Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Room 1050, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC’s Internet site at http://www.sec.gov.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s Internet site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC requires us to “incorporate” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the sale of all the shares covered by this prospectus.

(1)          Our Annual Report on Form 10-K for the year ended December 31, 2005;

(2)          Our Current Report on Form 8-K filed on March 15, 2006;

(3)          Our Current Report on Form 8-K filed on February 28, 2006;

(4)          Our Current Report on Form 8-K filed on February 23, 2006;

(5)          Our Current Report on Form 8-K filed on February 21, 2006;

(6)          Our Current Report on Form 8-K filed on January 19, 2006;

(7)          All of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement; and

(8)          The description of the securities contained in BioSphere’s registration statements on Form 8-A filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us using the following contact information:

BioSphere Medical, Inc.
1050 Hingham Street
Rockland, MA 02370
Attention:	Martin J. Joyce
Executive Vice President and Chief
Financial Officer
Telephone: (781) 681-7900